Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 6 October 2022

4 October 2022 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. The relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid US Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $45.154295 43.888405 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.10.03 f) Place of the transaction Outside a trading venue

3 October 2022 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 30 September 2022 consisted of 3,914,359,015 ordinary shares, of which, 254,191,984 were held as treasury shares; leaving a balance of 3,660,167,031 shares with voting rights. The figure of 3,660,167,031 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat

12 September 2022 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.87 14 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2022.09.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.87 14 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2022.09.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Will Serle 2 Reason for the notification a) Position/status Chief People & Culture Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.89 13 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2022.07.13 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 11.3759 13 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.08.08 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan

c) Price(s) and volume(s) Price(s) Volume(s) GBP 10.87 14 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2022.09.07 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

8 September 2022 National Grid plc ('National Grid' or 'Company') Notification of Major Interest in National Grid Ordinary Shares National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares is as shown below. 1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: National Grid plc 1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate) UK issuer 2. Reason for the notification (please mark the appropriate box or boxes with an “X”) An acquisition or disposal of voting rights X An acquisition or disposal of financial instruments An event changing the breakdown of voting rights Other (please specify)iii: 3. Details of person subject to the notification obligationiv Name The Capital Group Companies, Inc. City and country of registered office (if applicable) Los Angeles, USA 4. Full name of shareholder(s) (if different from 3.)v Name City and country of registered office (if applicable) 5. Date on which the threshold was crossed or reachedvi: 06/09/2022 6. Date on which issuer notified (DD/MM/YYYY): 07/09/2022 7. Total positions of person(s) subject to the notification obligation % of voting rights attached to shares (total of 8. A) % of voting rights through financial instruments (total of 8.B 1 + 8.B 2) Total of both in % (8.A + 8.B) Total number of voting rights of issuervii Resulting situation on the date on which threshold was crossed or reached 4.99% 0.00% 4.99% 3,660,085,633 Position of previous notification (if applicable) 5.35% 0.00% 5.35%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[viii]				
A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	**Number of voting rights**[ix]		**% of voting rights**	
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	**Indirect** (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	**Direct** (Art 9 of Directive 2004/109/EC) (DTR5.1)	**Indirect** (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BDR05C01 Common Stock		182,521,721		4.99%
SUBTOTAL 8. A	182,521,721		4.99%	

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))				
Type of financial instrument	**Expiration date**[x]	**Exercise/ Conversion Period**[xi]	**Number of voting rights that may be acquired if the instrument is exercised/converted.**	**% of voting rights**
N/A				
		SUBTOTAL 8. B 1		

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))					
Type of financial instrument	**Expiration date**[x]	**Exercise/ Conversion Period** [xi]	**Physical or cash settlement**[xii]	**Number of voting rights**	**% of voting rights**
N/A					
			SUBTOTAL 8.B.2		

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")			
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer[xiii]			
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity[xiv] (please add additional rows as necessary)			X
Name[xv]	**% of voting rights if it equals or is higher than the notifiable threshold**	**% of voting rights through financial instruments if it equals or is higher than the notifiable threshold**	**Total of both if it equals or is higher than the notifiable threshold**
Capital Research and Management Company	4.99%		4.99%
Capital International Limited			
Capital International Sarl

Capital International, Inc. Total 4.99% 4.99% 10. In case of proxy voting, please identify: Name of the proxy holder The number and % of voting rights held The date until which the voting rights will be held 11. Additional Informationxvi The Capital Group Companies, Inc. (”CGC”) is the parent company of Capital Research and Management Company (”CRMC”) and Capital Bank & Trust Company (”CB&T”). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. (”CGII”), which in turn is the parent company of six investment management companies (”CGII management companies”): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., Capital Group Private Client Services Inc, and Capital Group Investment Management Private Limited. CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank. Neither CGC nor any of its affiliates own shares of the Issuer for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Place of completion Los Angeles Date of completion 07/09/2022 This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules. Megan Barnes Head of Company Secretariat 07971 538392